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                             June 8, 2023

       Lei Zhang
       Director and Chief Executive Officer
       Cheche Group Inc.
       8/F, Desheng Hopson Fortune Plaza
       13-1 Deshengmenwai Avenue
       Xicheng District, Beijing 100088, China

                                                        Re: Cheche Group Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted May 24,
2023
                                                            CIK No. 0001965473

       Dear Lei Zhang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement Submitted May 24, 2023

       The Sponsor or Prime Impact's directors, officers, advisors or any of their respective affiliates may elect to purchase, page 125

   1. We note your response to our prior comment 18 that such purchases may be made following an agreement
by the purchaser thereof not to exercise redemption rights and not to vote such shares in
favor of the Business Combination. However, you also state that the purpose of any such
purchases of Public Shares could be to vote such shares in favor of the Business
Combination. Please provide your analysis on how such potential purchases would comply with Rule
14e-5.
 Lei Zhang
Cheche Group Inc.
June 8, 2023
Page 2
Prime Impact does not have a specified maximum redemption threshold, page 126

2. We note your disclosure that in no event will Prime Impact redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 after giving effect to the transactions contemplated by the Business Combination Agreement and the
      PIPE Investment, if consummated, "unless the Prime Impact Class A
Ordinary
      Shares otherwise do not constitute 'penny stock' as such term is defined in Rule 3a51-1 of the Exchange Act." Please revise here and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon your exchange listing in the event you believed the Prime Impact Class A Ordinary Shares otherwise do not
      constitute    penny stock    as such term is defined in Rule 3a51-1.
Please also provide
      disclosure that, if true, allowing the trust to fall below $5,000,001 could result in your securities falling within the definition of penny stock and clearly discuss the risk to you and investors if your securities were to fall within the definition of penny stock.
       You may contact Ben Phippen at 202-551-3697 or John Spitz at 202-551-3484 if you
have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or John Dana Brown at 202-551-3859 with any other questions.



                                                            Sincerely,
FirstName LastNameLei Zhang
                                                            Division of
Corporation Finance
Comapany NameCheche Group Inc.
                                                            Office of Finance
June 8, 2023 Page 2
cc:       Dan Espinoza
FirstName LastName